EXHIBIT 99.03

Changes of members of the Audit Committee and the Compensation Committee

Date of events: 2016/05/11

Contents:

1.Date of occurrence of the change:2016/05/11

2.Name of the functional committees:The Audit Committee and the Compensation Committee

3.Name and resume of the replaced member:Tian-Jy Chen, Professor of Economics at the National Taiwan University

4.Name and resume of the new member:None

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”):resignation

6.Reason of the change:Resign the commission of Independent Director due to career change

7.Original term (from to ): from 2013/06/25 to 2016/06/24

8.Effective date of the new member:N/A

9.Any other matters that need to be specified:No